Exhibit (a)(9)

311 South Wacker Drive, Suite 4300, Chicago, IL 60606 T: 312-379-8397

May 10, 2013

Dear Telular Stockholder:

We are pleased to inform you that on April 29, 2013, Telular Corporation (“Telular”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

Under the terms and conditions of the Merger Agreement, and subject to the conditions set forth in Merger Sub’s Offer to Purchase, dated May 10, 2013, and related materials enclosed with this letter, including, among other conditions, the minimum tender condition, the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Federal Communications Commission (the “FCC”) releasing public notice for its grant of approval for the transfer of control to Parent of any authorization(s) issued by the FCC to Telular or its subsidiaries, Merger Sub is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01, of Telular (the “Shares”), at a price of $12.61 per Share (the “Offer Price”), net to the seller in cash without interest and subject to any applicable withholding taxes thereon.

Unless subsequently extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 7, 2013 (which is the end of the day on June 7, 2013), after which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will promptly accept for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn. Following the successful consummation of the Offer, Merger Sub will merge with and into Telular on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares held by Telular as treasury stock or owned by Parent, Merger Sub or any subsidiary of Telular, and other than Shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price, in cash without interest and subject to any applicable withholding taxes thereon.

On April 28, 2013, the board of directors of Telular (the “Board”) unanimously (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Telular and its stockholders that Telular enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Telular and its stockholders that are unaffiliated with Parent and (iv) recommended that Telular’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Accordingly, the Board unanimously recommends that Telular’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.  Also accompanying this letter is a copy of Merger Sub’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to Merger Sub in the Offer.  These documents set forth the terms and conditions of Merger Sub’s Offer and provide instructions as to how to tender your Shares.  We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

/s/ Joseph A. Beatty
Joseph A. Beatty
President and Chief Executive Officer